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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

/x/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2000

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                to

Commission file number 1-8207

Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Maintenance Warehouse FutureBuilder

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Home Depot, Inc., 2455 Paces Ferry Road, NW, Atlanta, GA 30339

MAINTENANCE WAREHOUSE FUTUREBUILDER

Table of Contents

Independent Auditors' Report

The Administrative Committee
Maintenance Warehouse FutureBuilder:

    We have audited the accompanying statements of net assets available for benefits of The Maintenance Warehouse FutureBuilder (the "Plan") as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Maintenance Warehouse FutureBuilder at December 31, 2000 and 1999 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

    Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Administrative Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 4, 2001
Atlanta, Georgia

MAINTENANCE WAREHOUSE FUTUREBUILDER

Statements of Net Assets Available for Benefits

December 31, 2000 and 1999

	2000	1999
Assets:
Cash	$—	26,233
Investments	9,464,420	9,379,555

	9,464,420	9,405,788

Receivables:
Employer	839,221	32,911
Employee	47,680	29,517
Participant loans	580,830	521,594

Total receivables	1,467,731	584,022

Net assets available for benefits	$10,932,151	9,989,810

See accompanying notes to financial statements.

MAINTENANCE WAREHOUSE FUTUREBUILDER

Statement of Changes in Net Assets Available for Benefits

Years ended December 31, 2000 and 1999

	2000	1999
Additions to net assets attributed to:
Investment income:
Realized gain on sale of shares of registered investment companies	$—	1,466,292
Net unrealized (depreciation) appreciation in fair value of investments	(2,799,069)	910,214
Dividends and interest	51,244	121,330

Total investment (loss) income	(2,747,825)	2,497,836

Contributions:
Employer	1,961,929	623,657
Participants	2,090,975	1,525,825

Total contributions	4,052,904	2,149,482

Total additions	1,305,079	4,647,318
Deductions:
Benefits paid directly to participants	343,226	233,784
Administrative expenses	19,512	18,420

Total deductions	362,738	252,204

Net increase	942,341	4,395,114
Net assets available for benefits:
Beginning of year	9,989,810	5,594,696

End of year	$10,932,151	9,989,810

See accompanying notes to financial statements.

MAINTENANCE WAREHOUSE FUTUREBUILDER

Notes to Financial Statements

December 31, 2000 and 1999

(1) Description of the Plan

  The following description of The Maintenance Warehouse FutureBuilder (the "Plan") is provided for general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  (a) General

    The Plan was adopted March 17, 1997, as a defined contribution 401(k) retirement plan covering employees of Maintenance Warehouse/America Corp. (the "Company") who are at least 21 years of age, have completed one year of eligible service, and are not in a unit of employees covered by a collective bargaining agreement. In December 1999, the 1997 Plan was amended and combined in a master trust with the Home Depot, Inc.'s FutureBuilder. The Home Depot, Inc. is the Parent of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

  (b) Contributions

    Participants may elect to contribute up to 15% of their compensation to the Plan. The Company provides matching contributions of 150% of the first 2% of base compensation contributed by a participant and 100% of the next 3% to 5% of base compensation contributed by a participant. Additional amounts may be contributed at the option of the Parent's Board of Directors. The matching Company contribution is invested directly in Home Depot common stock. Contributions are subject to certain limitations.

    Effective January 1, 2000, eligible employees receive a supplemental annual matching contribution of 4.5% of compensation. Eligible employees were employed on or before July 1, 1999 and are actively employed at December 31 of each calendar year. In addition, the participant must have enrolled in the Plan on or before December 31, 1999 and continuously contribute at least 3% of compensation to the Plan.

  (c) Participants' Accounts

    Individual accounts are maintained for the participants and are credited for their contributions and the Company's contributions. The accounts are further adjusted for Plan fees and investment income or losses.

  (d) Vesting

    Participants are 100% vested in their contributions and net value changes thereon. For employees hired subsequent to July 1, 1999, or former employees rehired after July 1, 1999 at a time when the matching account balance remaining in the Plan is less than 25% vested, the Company's contributions vest on an increasing percentage basis as follows:

Years of service	Vesting percentage
Less than 3	0%
3 or more	100%

    For employees of the Company as of July 1, 1999 or former employees rehired after July 1, 1999 at a time when the matching account balance remaining in the Plan is at least 25% vested, the Company's contributions vest on an increasing percentage basis as follow:

Years of service	Vesting percentage
Less than 2	0%
2 but less than 3	25%
3 or more	100%

  (e) Payment of Benefits

    Participants are entitled to distribution of their accounts upon retirement, termination of employment, hardship, or in the event of death. Payment of benefits is made in a single lump-sum payment when directed by the participant. A participant may roll over their account balance directly into an eligible retirement plan. In the case of death, the participant's entire account balance will be paid to the participant's beneficiary.

  (f) Forfeitures

    According to the Plan agreement, for participants who have terminated employment, the nonvested portion of the Company matching contributions is held in a separate account until a five consecutive-year break in service has occurred. If the participant dies, or, if at the end of the five consecutive years, the participant has not returned to service at the Company, the nonvested benefits are forfeited. Forfeitures are used to reduce Plan expenses. Any remaining forfeitures may be used to reduce employer contributions. Total forfeitures, including earnings thereon, of $79,335 were used to pay Plan expenses in 2000.

  (g) Plan Termination

    Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. Upon termination of the Plan, all participants would become 100% vested in Company contributions and earnings thereon.

  (h) Participant Loans

    With the consent of the Trustee, loans are permitted to all Plan participants. In the aggregate, the amount of a participant's loan cannot exceed 50% of the present value of the participant's vested accrued benefit or $50,000, whichever is less. Loans must be adequately secured and bear interest at a reasonable rate as determined by the Plan administrator. The Plan provides for repayment of loans over a reasonable period of time not to exceed four years, except that a longer period is allowed for loans used by participants to acquire their residence.

  (i) Tax Status of Plan

    The Plan Sponsor is in the process of filing an application for a determination letter from the Internal Revenue Service. The Company believes that the Plan, as currently designed and operated, is in compliance with the applicable requirements of the Internal Revenue Code and, accordingly, is qualified and exempt from Federal income taxes.

(2) Summary of Significant Accounting Policies

  (a) General

    Effective April 2000, the Plan changed the trustee of the Plan from Wachovia Bank of Georgia, N.A. to Northern Trust. The trustee holds, controls, manages, and administers the assets of the Plan.

  (b) Basis of Presentation

    The financial statements of the Plan have been prepared on the accrual basis of accounting.

  (c) Investment Valuation

    Investments are carried at fair value as determined by quoted market prices. Participant loans are carried at cost which approximates fair value. Securities transactions are accounted for on the trade date.

  (d) Payment of Benefits

    Benefits are recorded when paid.

  (e) Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(3) Investments

  The Plan's investments are held by the Trustee of the Plan, Northern Trust. A description of the investments of the Plan follows:

  Participant Directed

    •
    Primco JRT Stable Fund—Funds are primarily invested in short-term debt obligations that mature within one to three years.

    •
    Barclay's Global Investors Fund—Funds are invested in shares of a registered investment company that invests in the common stocks included in the Standard & Poor's 500 Index.

    •
    Putnam New Opportunities Fund—Funds are invested in shares of a registered investment company that invests primarily in common stocks which are believed to have the potential to grow at an above-average pace over time.

    •
    Templeton Foreign Fund—Funds are invested in shares of a registered investment company that invests in stocks and debt obligations of companies and governments outside the U.S.

    •
    Invesco Value Trust Fund—Funds are invested in shares of a registered investment company that invests in bonds, common stocks, and high-quality short-term to intermediate-term debt obligations.

    •
    T. Rowe Price Science & Technology Fund—Funds are invested in shares of a registered investment company that invests in the common stock of companies which generate growth primarily through new technological developments.

    •
    The Home Depot Stock Fund—Funds are invested in common stock of The Home Depot, Inc.

  The fair value of individual investments that represent 5.0% or more of the Plan's assets at December 31, 2000 and 1999 are as follows:

	2000	1999
T. Rowe Price Science and Technology Fund	$2,627,328	3,498,087
Primco JRT Stable Fund	1,698,067	2,119,441
Barclay's Global Investors Fund	1,456,275	1,498,189
Putnam New Opportunities Fund	965,895	982,023
Templeton Foreign Fund	636,583	634,639
The Home Depot, Inc. Common Stock	1,074,574	198,711
The Home Depot Stock Fund	685,097	131,576

  Investments in The Home Depot, Inc. Common Stock and The Home Depot Stock Fund did not exceed 5% of the Plan's net assets at December 31, 1999.

  During 2000 and 1999, unrealized (depreciation) appreciation of the Plan's investments was as follows:

	2000	1999
Net unrealized (depreciation) appreciation in fair value:
Registered investment companies	$(2,533,573)	889,471
The Home Depot, Inc. common stock	(265,496)	20,743

	$(2,799,069)	910,214

  Non-participant Directed

  The Home Depot, Inc. Common Stock—Comprised of shares of The Home Depot's common stock, representing the Company's matching contributions since December 15, 1999. These shares have been allocated to individual participant accounts. Participants may immediately transfer the Company's matching contributions to other investment funds. Information about the net assets and significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

	2000	1999
Net assets—The Home Depot, Inc.
Common Stock	$1,074,574	198,711

Changes in net assets:
Net (depreciation) appreciation	$(246,845)	12,529
Contributions	1,122,708	186,182

	$875,863	198,711

(4) Investment in Master Trust

  Effective December 15, 1999, a Master Trust was established for the investment of assets of the Plan and the assets of another retirement plan sponsored by The Home Depot, Inc., the Parent of the Company. At December 31, 2000, the Plan's interest in the net assets of the Master Trust was approximately 1%.

  Summarized financial information of the Master Trust as of December 31, 2000 is as follows:

Assets:
Cash	$30,132,713
Investments	1,726,018,494
Receivables:
Employer contributions receivable	839,221
Participant loans receivable	58,920,042
Other receivable	327,687

Total receivables	60,086,950

Total assets	1,816,238,157
Liabilities:
Accrued liabilities	160,512
Other payable	96,977

Total liabilities	257,489

Net assets available for benefits	$1,815,980,668

  Investment income and expenses are allocated to each plan based upon its pro-rata share in the net assets of the Master Trust. Investment income for the Master Trust for the year ended December 31, 2000 is as follows:

Investment income:
Realized gain on sale or distribution of common stock of The Home Depot, Inc.	$69,624,095
Realized gain on sale of shares of registered investment companies	18,740,198
Net unrealized depreciation in fair value of investments	(857,708,413)
Dividends and interest income	11,525,344

Total	$(757,818,776)

Schedule 1

MAINTENANCE WAREHOUSE FUTUREBUILDER

Schedule of Assets Held for Investment Purposes

December 31, 2000

Identity of issue			Current value
**	The Home Depot, Inc. Common Stock	25,084 shares of common stock	$1,074,574
**	The Home Depot Stock Fund	15,992 shares of common stock	685,097
	Barclay's Global Investors Fund	64,465 shares of registered investment company	1,456,275
	Invesco Value Trust Fund	21,706 shares of registered investment company	320,601
	Putnam New Opportunities Fund	49,716 shares of registered investment company	965,895
	Templeton Foreign Fund	41,562 shares of registered investment company	636,583
	T. Rowe Price Science and Technology Fund	335,812 shares of registered investment company	2,627,328
	Primco JRT Stable Fund	131,644 shares of registered investment company	1,698,067

			$9,464,420

**
Indicates party-in-interest to the Plan.

MAINTENANCE WAREHOUSE FUTUREBUILDER

Schedule of Assets Held for Investment Purposes

December 31, 1999

Identity of issue			Current value
**	The Home Depot, Inc. Common Stock	3,135 shares of common stock	$198,711
**	The Home Depot Stock Fund	2,076 shares of common stock	131,576
	Barclay's Global Investors Fund	60,131 shares of registered investment company	1,498,189
	Invesco Value Trust Fund	20,671 shares of registered investment company	316,889
	Putnam New Opportunities Fund	37,332 shares of registered investment company	982,023
	Templeton Foreign Fund	39,916 shares of registered investment company	634,639
**	T. Rowe Price Science and Technology Fund	293,936 shares of registered investment company	3,498,087
	Primco JRT Stable Fund	174,594 shares of registered investment company	2,119,441

			$9,379,555

**
Indicates party-in-interest to the Plan.

SIGNATURES

    The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MAINTENANCE WAREHOUSE FUTUREBUILDER
Date: June 27, 2001	/s/ LAWRENCE A. SMITH By: Lawrence A. Smith Member, Administrative Committee

QuickLinks

Table of Contents
Independent Auditors' Report
MAINTENANCE WAREHOUSE FUTUREBUILDER Statements of Net Assets Available for Benefits December 31, 2000 and 1999
MAINTENANCE WAREHOUSE FUTUREBUILDER Statement of Changes in Net Assets Available for Benefits Years ended December 31, 2000 and 1999
MAINTENANCE WAREHOUSE FUTUREBUILDER Notes to Financial Statements December 31, 2000 and 1999
MAINTENANCE WAREHOUSE FUTUREBUILDER Schedule of Assets Held for Investment Purposes December 31, 2000
MAINTENANCE WAREHOUSE FUTUREBUILDER Schedule of Assets Held for Investment Purposes December 31, 1999
SIGNATURES